GETPOKERRAKEBACK.COM
1805-1288 West Cordova Street
Vancouver, British Columbia
Canada V6C 3R3

                            April 9, 2007

VIA EDGAR

Mr. David Roberts
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:          Getpokerrakeback.com
Registration Statement on Form SB-2/A
Filed March 23, 2007
File No. 333-139940

Dear Mr. Roberts:

Getpokerrakeback.com (the “Company) hereby request, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Monday, April 9, 2007, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ Steven Goertz
Steven Goertz, President